Filed by BlackRock Dividend Income Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Dividend Income Trust
Commission File No. 811-21522

PLEASE VOTE NOW!
WE NEED YOUR HELP!
IMPORTANT NOTICE FOR SHAREHOLDERS OF

BLACKROCK DIVIDEND INCOME TRUST (“BQY”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES
FURTHER MAILINGS AND PHONE CALLS

Dear Shareholder,

Time is running short and the Special Shareholder Meeting is rapidly approaching. You recently received proxy materials relating to the proposal to be voted on at the Special Shareholder Meeting of BQY which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Monday, November 10, 2014, at 9:30 a.m. (Eastern Time).  You are receiving this REMINDER notice because you held shares in BQY on the record date and we have not received your vote.  Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Trustees of the fund believes the proposal is in the best interests of the fund and its stockholders and unanimously recommends that you vote “FOR” the approval of the proposal.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed voting instructions form;

2. Vote by Touch-Tone Phone - by calling the toll free number on the voting instructions form and following the instructions; or

3. Vote By Mail - by completing and returning your executed voting instructions form in the postage paid envelope provided.

Remember, your vote is very important and counts.  Voting now will minimize the expenses incurred with further reminder mailings and solicitations calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you complete, sign, date and return the enclosed proxy voting form.

If you have any questions about the proposals, please call Georgeson Inc., BQY’s proxy solicitor, toll free at 1-866-628-6021.

If you have already voted, please disregard this notice.

Thank you for voting!